

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 21, 2009

Via U.S. Mail and Fax (713-296-4375)
Ms. Janet F. Clark
Executive Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723

   Re: **Marathon Oil Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed February 27, 2009
       Form 10-Q for the Fiscal Quarter Ended March 31, 2009
       Filed May 8, 2009
       File No. 001-05153

Dear Ms. Clark:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Chris White
              Branch Chief